Exhibit 99.1

NEOGAMES S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5, RUE DE BONNEVOIE
L-1260 LUXEMBOURG

R.C.S. LUXEMBOURG B 186309

April 29, 2021

Dear Shareholders,

You are cordially invited to attend the 2021 annual general meeting (the Annual General Meeting) of NeoGames S.A. (the Company) to be held at 4:00 p.m. Luxembourg time on May 26, 2021 at the Company’s registered office: 5, rue de Bonnevoie, L-1260 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors of the Company has fixed the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. Eastern Time) on April 23, 2021 as the record date for the Annual General Meeting (the Record Date), and only holders of record of ordinary shares at such time shall be admitted to and allowed to vote at the Annual General Meeting or any adjournment or postponement thereof. Shareholders who have transferred their ordinary shares between the Record Date and the date of the Annual General Meeting cannot attend or vote at the Annual General Meeting.

Whether or not you plan to attend in person, it is important that your shares be represented and voted at the Annual General Meeting. If you are unable to attend the Annual General Meeting or you wish to be represented, we urge you to authorize a proxy to vote your ordinary shares in accordance with the instructions you received. This will not prevent you from voting your ordinary shares in person if you subsequently choose to attend the Annual General Meeting.

The health and well-being of our shareholders is our top priority. In view of the ongoing COVID-19 pandemic and the related limitations on travel and large gatherings we are taking precautionary measures in line with the guidance from public health authorities and therefore encourage you to vote by proxy or by submitting a vote electronically in accordance with the instructions on your voting instruction form.

Proxy cards must be received by the tabulation agent (American Stock Transfer & Trust Company, LLC), or delivered to our officers in Israel at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time, on May 26, 2021, 11:59 p.m. Eastern Time, on May 25, 2021 in order for such votes to be counted.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely, John E. Taylor, Jr. Chairman

NEOGAMES S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5, RUE DE BONNEVOIE
L-1260 LUXEMBOURG

R.C.S. LUXEMBOURG B 186309

Convening Notice to
the Annual General Meeting of Shareholders
to be held on May 26, 2021 at 4:00 p.m. Luxembourg time
at 5, rue de Bonnevoie, L-1260 Luxembourg, Grand Duchy of Luxembourg

April 29, 2021

Dear Shareholders,

The Board of Directors (the Board of Directors) of NeoGames S.A. (the Company) is pleased to invite you to attend the 2021 annual general meeting of shareholders (the Annual General Meeting) to be held at 4:00 p.m. Luxembourg time on May 26, 2021 at the Company’s registered office: 5, rue de Bonnevoie, L-1260 Luxembourg, Grand Duchy of Luxembourg, with the following agenda:

Agenda of the Annual General Meeting

1.
Approve the Company’s annual accounts for the financial year ended December 31, 2020, the Company’s consolidated financial statements for the financial year ended December 31, 2020 (together, the Financial Statements), the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé) relating to the Financial Statements;

2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2020.

3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2020.

4.	Elect the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021.

•	Mr. Aharon Aran (Director);

•	Mr. Mordechay (Moti) Malool (Malul) (Director);

•	Mr. Barak Matalon (Director);

•	Mr. Laurent Teitgen (Director);

•	Mr. John E. Taylor, Jr. (Director and Chairman); and

•	Ms. Lisbeth McNabb (Director).

5.
Appoint BDO Audit as the approved statutory auditor (réviseur d’entreprises agréé) for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021.

6.	Approve the directors’ remuneration for the year ended December 31, 2020 and the year ending December 31, 2021.

7.
Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

The Board of Directors unanimously recommends that shareholders vote in favor of each of the foregoing proposals, which will be described in a proxy statement related to the Annual General Meeting.

The Annual General Meeting shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended and our Articles of Association.

Each of the items to be voted on at the Annual General Meeting will be passed by a simple majority of the votes validly cast by shareholders at the Annual General Meeting or having voted by proxy or by submitting a vote electronically in accordance with the instructions on the voting instruction form.

Any shareholder who holds one or more ordinary shares of the Company at the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. Eastern Time) on April 23, 2021 (the Record Date) will be admitted to the Annual General Meeting and may vote at the Annual General Meeting. Shareholders who have transferred their shares between the Record Date and the date of the Annual General Meeting cannot attend or vote at the Annual General Meeting. All holders of our ordinary shares planning to attend the Annual General Meeting in person should contact our Investor Relations department at Ir@neogames.com by 5:59 a.m. Luxembourg time, on May 26, 2021, 11:59 p.m. Eastern Time, on May 25, 2021 to reserve a seat.

Please consult the Proxy Statement and the proxy card or the voting instruction form, as applicable, for the procedures for voting at the Annual General Meeting. The Proxy Statement and copies of the Financial Statements, together with the annual report pursuant to Section 13 or 15 (d) of the U.S. Securities Exchange Act of 1934 for the financial year ended December 31, 2020 (the Form 20-F), which shall also be considered as the Board of Directors’ report relating to the Financial Statements for purposes of the Luxembourg law on commercial companies dated August 10, 1915, as amended and the Company’s approved statutory auditor (réviseur d’entreprises agréé), are available at https://ir.neogames.com/financials/sec-filings. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

A proxy statement describing the various matters to be voted on at the Annual General Meeting, along with a proxy card enabling the shareholders to indicate their vote on each matter, will be mailed on or about May 7, 2021 to all shareholders entitled to vote at the Annual General Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on the Company’s website at https://ir.neogames.com/financials/sec-filings.

Please note that proxy cards must be received by the tabulation agent (American Stock Transfer & Trust Company, LLC), or delivered to our officers in Israel at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time, on May 26, 2021, 11:59 p.m. Eastern Time, on May 25, 2021 in order for such votes to be counted. If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Annual General Meeting (or to appoint a proxy to do so). Please follow the instructions on your voting instructions form to submit your vote.

The health and well-being of our shareholders is our top priority. In view of the ongoing COVID-19 pandemic and the related limitations on travel and large gatherings, we are taking precautionary measures in line with the guidance from public health authorities and therefore encourage you to vote by proxy or by submitting a vote electronically in accordance with the instructions on your voting instructions form.

Sincerely, John E. Taylor, Jr. Chairman

ii

NEOGAMES S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5, RUE DE BONNEVOIE
L-1260 LUXEMBOURG

R.C.S. LUXEMBOURG B 186309

PROXY STATEMENT
ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON MAY 26, 2021

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors (the Board of Directors) of NeoGames S.A. (the Company, NeoGames, we, our or us) for use at the 2021 annual general meeting of shareholders (the Annual General Meeting) to be held on May 26, 2021 (4:00 p.m. Luxembourg time, 10:00 a.m. Eastern Time) at the Company’s registered office: 5, rue de Bonnevoie, L-1260 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. The Proxy Statement and copies of the Company’s annual accounts for the financial year ended December 31, 2020, the Company’s consolidated financial statements for the financial year ended December 31, 2020 (together, the Financial Statements), together with the annual report pursuant to Section 13 or 15 (d) of the U.S. Securities Exchange Act of 1934 for the financial year ended December 31, 2020 (the Form 20-F), which shall also be considered as the Board of Directors’ report relating to the Financial Statements for purposes of the Luxembourg law on commercial companies dated August 10, 1915, as amended and the Company’s approved statutory auditor (réviseur d’entreprises agréé), are available at https://ir.neogames.com/financials/sec-filings.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with a reply envelope, are hereinafter referred to as the Proxy Materials.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), and as a result, we are not required to comply with U.S. federal proxy requirements.

How may the Proxy Materials be accessed?

We intend to mail the Proxy Materials on or about May 7, 2021 to all shareholders of our ordinary shares as of the Record Date. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.

Who may vote?

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Annual General Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These Proxy Materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual General Meeting, but may not actually vote their shares in person at the Annual General Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. On the Record Date, 24,983,855 ordinary shares were issued and outstanding.

Each ordinary share is entitled to one vote on each of the matters presented to our shareholders at the Annual General Meeting.

What constitutes a quorum?

At any ordinary general meeting (including the Annual General Meeting), there is no quorum requirement.

What are broker non-votes and abstentions?

Broker non-votes occur when a broker holding ordinary shares in street name for a beneficial owner submits a proxy that votes the ordinary shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the ordinary shares and is unable to vote the ordinary shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote or holder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual General Meeting agenda that may be considered routine is Proposal No. 5 relating to the appointment of our statutory auditor for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021; however, as this Proxy Statement is prepared in compliance with Luxembourg Law rather than the rules applicable to domestic U.S. reporting companies, we cannot be certain whether Proposal No. 5 will be treated as a “routine” proposal and it is therefore important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.  Your broker will not be able to vote your ordinary shares with respect to any of the proposals or other matters considered at the Annual General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder.

How many votes are required for the approval of the proposals to be voted upon and how will abstentions and broker non-votes be treated?

Agenda Item	Votes required	Effect of Abstentions and Broker Non-Votes

Agenda Item No. 1: Approve the Company’s Financial Statements, the report prepared by the Board of Directors and the report of the approved statutory auditor (réviseur d’entreprises agréé) relating to the Financial Statements

	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.
Agenda Item No. 2: Approve allocation of the Company’s annual results for the financial year ended December 31, 2020	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.
Agenda Item No. 3: Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2020	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.
Agenda Item No. 4: Elect the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 5: Appoint BDO Audit as the approved statutory auditor (réviseur d’entreprises agréé) for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021

	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.
Agenda Item No. 6: Approve the directors’ remuneration for the year ended December 31, 2020 and the year ending December 31, 2021	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

Agenda Item No. 7: Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws
	The affirmative vote of a simple majority of votes validly cast.	Abstentions and broker non-votes will have no effect.

How can shareholders vote?

Registered Shareholders

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” section of the Company’s website at https://ir.neogames.com/financials/sec-filings.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals to be voted on at the Annual General Meeting, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board of Directors. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board of Directors on any other matters that may properly come before the Annual General Meeting.

Ballots will be passed out at the Annual General Meeting to anyone who wants to vote at the Annual General Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual General Meeting.

  Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction form. Please follow the instructions on the voting instruction form received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction form describes such voting methods. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if you want your shares to count for the proposal.

You may also vote in person at the Annual General Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Annual General Meeting.

Even if you plan to attend the Annual General Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual General Meeting.

What is the process for revocation of proxies?

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time on May 26, 2021, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, no later than 11:59 p.m. Eastern Time on May 25, 2021, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Annual General Meeting to the chairman of the Annual General Meeting or (iii) by attending and voting in person at the Annual General Meeting. Attendance at the Annual General Meeting will not, in and of itself, constitute revocation of a proxy.

If you are a registered shareholder, you may request a new proxy card by contacting our Investor Relations department by e-mail at Ir@neogames.com. You should send any written notice or new proxy card to NeoGames S.A., c/o American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219 or to the Company at its offices at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO.

Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting. Your last voting instructions, prior to or at the Annual General Meeting, are the voting instructions that will be taken into account.

Who will count the votes?

Our transfer agent, American Stock Transfer & Trust Company, LLC will receive and tabulate the proxies.

What if I do not specify how my shares are to be voted?

If you submit a proxy and direct the individual(s) named as proxies, on how to vote your shares, the individual(s) named as proxies will vote your ordinary shares in the manner you indicate. If you submit a proxy but do not direct how your ordinary shares will be voted, the proxyholder will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

Will any other business be conducted at the Annual General Meeting?

It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individual(s) named as proxies will vote in accordance with their discretion with respect to such matters.

Who may attend the Annual General Meeting?

Only holders of our ordinary shares as of the Record Date or their legal proxy holders may attend the Annual General Meeting. All holders of our ordinary shares planning to attend the Annual General Meeting in person should contact our Investor Relations department at Ir@neogames.com by 5:59 a.m. Luxembourg time, on May 26, 2021, 11:59 p.m. Eastern Time, on May 25, 2021 to reserve a seat. For admission, shareholders should come to the Annual General Meeting check-in area at least 15 minutes before the Annual General Meeting is scheduled to begin.

Registration will begin at 3:30 p.m. Luxembourg time and the Annual General Meeting will begin at 4:00 p.m. Luxembourg time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual General Meeting.

Registered Shareholders

To be admitted to the Annual General Meeting, you will need a form of photo identification. You will be admitted to the Annual General Meeting only if we are able to verify your status as a registered shareholder by checking your name against the list of registered shareholders on the Record Date.

Shareholders Holding in “Street Name”

To be admitted to the Annual General Meeting, you will need a form of photo identification and you must also bring valid proof of ownership of your ordinary shares on the Record Date. In order to vote at the Annual General Meeting you must bring a valid legal proxy from the holder of record.

If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Annual General Meeting.

The health and well-being of our shareholders is our top priority. In view of the ongoing COVID-19 pandemic and the related limitations on travel and large gatherings, we are taking precautionary measures in line with the guidance from public health authorities and therefore encourage you to vote by proxy or by submitting a vote electronically in accordance with the instructions on your voting instructions form.

When will voting results be announced?

The preliminary voting results will be announced at the Annual General Meeting.  The final voting results will be tallied by the Company’s transfer agent and will be published following the Annual General Meeting on a Form 6-K that will be furnished to the Securities and Exchange Commission (the SEC).

Who will bear the costs of proxy solicitation?

The Company will bear the costs of solicitation of proxies for the Annual General Meeting. Directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxy cards must be received by the tabulation agent (American Stock Transfer & Trust Company, LLC), or delivered to our officers in Israel at 10 Habarzel Street, Tel Aviv, 6971014, Israel, Attention: Mr. Raviv Adler, CFO, no later than 5:59 a.m. Luxembourg time, on May 26, 2021, 11:59 p.m. Eastern Time, on May 25, 2021, in order for such votes to be counted. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Annual General Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Where are the Proxy Materials available?

Copies of the Proxy Materials are available under the “Investor Relations” section of our Company’s website, https://ir.neogames.com/financials/sec-filings. The contents of that website are not a part of this Proxy Statement.

AGENDA ITEM NO. 1:

Approve the Company’s annual accounts for the financial year ended December 31, 2020 and the Company’s consolidated financial statements for the financial year ended December 31, 2020

At the Annual General Meeting, shareholders will be informed of any conflicts of interest having taken place since the last annual general meeting of the shareholders of the Company and be presented with the management report based on the Company’s consolidated financial statements included in the Company’s Form 20-F and the Company’s annual accounts, as well as the reports of the approved statutory auditor (réviseur d’entreprises agréé) on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2020. Following these presentations, the shareholders will be asked to approve the following resolution:

Proposed resolution: In consideration of Form 20-F and the report of the approved statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements and the Company’s annual accounts for the financial year ended December 31, 2020, the Annual General Meeting RESOLVES to approve the annual accounts for the year ended December 31, 2020 and further RESOLVES to approve the consolidated financial statements for the year ended December 31, 2020.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2020.

AGENDA ITEM NO. 2:

Approve allocation of the Company’s annual results for the financial year ended December 31, 2020

At the Annual General Meeting, management will report that the Company’s operations resulted in a profit of USD 1,215,000 for the financial year ended December 31, 2020, based on the Company’s annual accounts for the financial year ended December 31, 2020. At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting RESOLVES to allocate the profit of the financial year ended December 31, 2020 in the amount of USD 1,215,000 as follows:

Result of the financial year:	USD 1,215,000

Allocation to the legal reserve:	USD 4,423

Result to be carried forward to the following financial year:	USD 1,210,577

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of allocation of the Company’s annual results.

AGENDA ITEM NO. 3:

Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2020

Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the liability of members of the Board of Directors with respect to the performance of their duties during the completed financial year. At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of the liability of members of the Board of Directors who served during the year ended December 31, 2020:

Proposed resolution: The Annual General Meeting RESOLVES to grant discharge (quitus) of liability to the members of the Board of Directors who were in office during the financial year ended December 31, 2020 for the proper performance of their duties.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge of the liability of the members of the Board of Directors.

AGENDA ITEM NO. 4:

Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021:

•	Mr. Aharon Aran (Director);

•	Mr. Mordechay (Moti) Malool (Malul) (Director);

•	Mr. Barak Matalon (Director);

•	Mr. Laurent Teitgen (Director);

•	Mr. John E. Taylor, Jr. (Director and Chairman); and

•	Ms. Lisbeth McNabb (Director).

Our Board of Directors currently consists of five (5) voting directors and one (1) non-voting director acting in her capacity as observer. Our Articles of Association provide that our Board of Directors shall always be composed of at least three (3) and no more than nine (9) directors. Pursuant to our Articles of Association, our directors are appointed at the Annual General Meeting that will determine the duration of their respective terms, which may not exceed six (6) years. In this context, the shareholders will be asked to approve the following resolution with respect to the appointment of the members of the Board of Directors for the current financial year:

Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Mr. Aharon Aran, Mr. Mordechay (Moti) Malool (Malul), Mr. Barak Matalon, Mr. Laurent Teitgen, Mr. John E. Taylor, Jr. and Ms. Lisbeth McNabb as directors of the Company for a term ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending December 31, 2021.

The following is a brief biography of each of the proposed nominees standing for election or re-election at the Annual General Meeting:

Aharon Aran has served as member of our Board of Directors since September 2019. Mr. Aran served as the Chief Executive Officer of TMF Media, Omnicom Media Group-Israel office from 2007 until 2019, and has served as the Chief Executive Officer of the Israeli Audience Research Board since August 2019. Mr. Aran currently serves on the board of directors of Aspire and is a member of its audit committee. Mr. Aran holds a B.A. in Economics and an M.B.A. from Tel Aviv University in Israel. We believe Mr. Aran is qualified to serve on our Board of Directors due to his history with the Company and experience as a director of Aspire Global Plc, a service provider in the iGaming industry.

Moti Malul has served as our Chief Executive Officer since October 2018 and as a member of our Board of Directors since January 2019. Prior to that, Mr. Malul served as our Executive Vice President of Sales and Business Development for three years. Prior to our spin-off from Aspire in 2014, Mr. Malul served in various roles at Aspire for five years. Prior to joining Aspire, Mr. Malul served for over 12 years in key marketing and management positions in the telecommunications and internet industries, for companies such as Ericsson and Smile Media. Mr. Malul holds a B.A. in Business Administration from Bar-Ilan University in Israel, and an M.B.A from Tel Aviv University in Israel. We believe Mr. Malul is qualified to serve on our Board of Directors due to his deep understanding of the Company’s business and operations as a result of serving as the CEO of NeoGames S.A.

Barak Matalon, the co-founder of Aspire, has served as a member of our Board of Directors since our spin-off from Aspire in 2014. Mr. Matalon currently serves on the board of directors of Lotym Holdings Ltd., Loty Holdings Ltd. and Aspire and is a member of Aspire’s remuneration committee. Mr. Matalon holds a B.A. in Economics from the Academic College of Tel Aviv Jaffa in Israel. We believe Mr. Matalon is qualified to serve on our Board of Directors due to his history with the Company and experience from serving as a director of Aspire Global Plc, a service provider in the iGaming industry.

Laurent Teitgen has served as a member of our Board of Directors since April 2017. Mr. Teitgen currently serves on the board of directors of Ellomay Luxembourg Holdings S.à r.l., Linda S.A., Folia S.A., Lucas Investments S.A. and Agricultural Investment & Development S.A., and he is a partner at Fidelia S.A. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra).  Mr. Teitgen holds a Bachelor degree in accounting and financial management with a specialization in accounting review from Université de Lorraine, IUT Henri Poincaré. We believe Mr. Teitgen is qualified to serve on our Board of Directors due to his extensive experience as a director of multiple international companies.

John E. Taylor, Jr. has served as a member of our Board of Directors since November 2020. Mr. Taylor served as Chairman of the board of directors of Twin River Worldwide Holdings (NYSE: TRWH) from 2010 to 2016 and as Executive Chairman from 2017 to 2019. Mr. Taylor was formerly the Chief Executive Officer and President of GameLogic, Inc., a provider of internet based games for the regulated gaming industry. Mr. Taylor also served as the President and Chief Executive Officer of Dreamport, the gaming and entertainment subsidiary of GTECH Corporation, a then-NYSE listed company while also serving as a member of the Executive Management Committee of GTECH. Earlier in his career he served as a senior advisor to the Governor of Rhode Island. Mr. Taylor currently serves as a Trustee of Johnson & Wales University and holds a Bachelor of Science degree from Rhode Island College. We believe Mr. Taylor is qualified to serve on our Board of Directors due to his deep understanding of the gambling and lottery industry resulting from his experiences as the Chairman of the board of directors of Twin River Worldwide Holdings; the Chief Executive Officer and President of GameLogic, Inc, and his role as a senior executive of GTECH Corporation.

Lisbeth McNabb was appointed as a non-voting member in an observer capacity of our Board of Directors in January 2021. Ms. McNabb currently serves on the board of directors, serves on the audit committee and is the former chair of audit committee of Nexstar Media Group (Nasdaq: NXST). Over the past 20 years, Ms. McNabb has served in senior leadership roles with category-defining companies including match.com and Linux Foundation. Prior, she began her career in various finance and managerial roles at AT&T, American Airlines and Pepsico Frito-Lay. Ms. McNabb holds a BS in Business from the University of Nebraska and an MBA from Southern Methodist University. We believe Ms. McNabb is qualified to serve on our Board of Directors due to her extensive strategy, analytics, operations, finance and marketing experience in a wide range of industries, and leadership experience in digital and technology companies.

Vote Required and Recommendation of Board of Directors

The re-election or election of each nominee for the Board of Directors requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the re-election/election of each of the directors named above to serve until the annual general meeting of the shareholders approving the annual accounts for the financial year ending December 31, 2021.

AGENDA ITEM NO. 5:

Appoint BDO Audit as the approved statutory auditor (réviseur d’entreprises agréé) for the period ending at the general meeting approving the annual accounts for the financial year ending December 31, 2021.

The Company, based upon the recommendation of the Board of Directors, is submitting for approval the reappointment of BDO Audit as its independent statutory auditor for the year ending December 31, 2021.

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. The Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, BDO Audit, in each of the previous two fiscal years, is included under item 16C of Form 20-F.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint BDO Audit as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending December 31, 2021.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the appointment of BDO Audit as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending December 31, 2021.

AGENDA ITEM NO. 6:

Approve the directors’ remuneration for the year ended December 31, 2020 and the year ending December
31, 2021.

Our independent directors receive compensation for service on our Board of Directors.  Other directors, including directors who serve as officers of the Company, do not receive additional compensation for service on our Board of Directors. Among the directors standing for election or re-election at the Annual General Meeting, only Mr. John E. Taylor Jr., our Chairman of the Board of Directors (board and committee fees of $40,000 and equity compensation of 48,581 options to purchase ordinary shares of the Company, vesting over a period of two years annually, commencing on November 19, 2020, with an exercise price of $17 per option) and Mr. Laurent Teitgen (board and committee fees of $5,142) received compensation for service on our Board of Directors for the year ended December 31, 2020 (the “2020 Remuneration Arrangements”). Mr. John E. Taylor Jr. (annual board and committee fees of $120,000), Mr. Laurent Teitgen (annual board and committee fees of EUR 30,000 ($36,198 based on the exchange rate of one US dollar per 0.8288 Euro as of April 23, 2021) and Ms. Lisbeth McNabb (annual board and committee fees of $55,000 and equity compensation of 9,750 options to purchase ordinary shares of the Company, vesting over an eight month period commencing on the date of grant, with an exercise price per option equal to the Company’s share price at the time of grant) are expected to receive compensation for service on our Board of Directors during the financial year ending December 31, 2021, in each case subject to such director’s election at the Annual General Meeting (together with the 2020 Remuneration Arrangements, the “Remuneration Arrangements”).

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting hereby RESOLVES to approve the Remuneration Arrangements with respect to the directors of the Company for the year ended December 31, 2020 and the year ending December 31, 2021.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Remuneration Arrangements with respect to the directors of the Company for the years 2020 and 2021.

AGENDA ITEM NO. 7:

Authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Proposed resolution: The Annual General Meeting hereby RESOLVES to authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, and each lawyer practicing within, or employee of, Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

Vote Required and Recommendation of Board of Directors

Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting. In the case of an equality of votes, the resolution will fail.

Our Board of Directors unanimously recommends a vote “FOR” the delegation of powers to Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar.

CORPORATE GOVERNANCE

Our Articles of Association provide that the Board of Directors must be composed of at least three (3) members and no more than nine (9) members. Our Board of Directors currently consists of five (5) voting directors and one (1) non-voting director acting in her capacity as observer. The size of the Board of Directors will be increased to six (6) voting directors at the conclusion of the Annual General Meeting if all director nominees named in this Proxy Statement are elected. Each director holds office for the term determined by the general meeting of the shareholders, but not exceeding six (6) years, or until his or her successor has been appointed. A member of the Board of Directors may be removed at any time, with or without cause, by a resolution of the general meeting of the shareholders (and in accordance with the nomination rights as further set out in our Articles of Association).

    Controlled Company Exemption

In addition to exemptions on which we may rely as a foreign private issuer, our founding shareholders beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore be able to rely on certain exemptions as a “controlled company” as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We utilize the exemption from the requirement to have a majority of the board of directors consist of independent directors. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on Nasdaq.

    Board Committee Composition

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of our committees operates under a written charter that has been approved by our Board. You can access our current committee charters in the “Governance” section of our website located at https://ir.neogames.com/governance/documents-and-charters. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.

Compensation Committee

Our Compensation Committee currently consists of Mr. John E. Taylor, Jr. and Mr. Laurent Teitgen, with Mr. John E. Taylor, Jr. serving as chair. Ms. Lisbeth McNabb is being nominated to be elected as a full voting member of our Board of Directors at the Annual General Meeting. Subject to Ms. McNabb’s election, she will serve as a member of the Compensation Committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of our Compensation Committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Our Board of Directors has determined that all of our Compensation Committee members (as well as Ms. McNabb) meet this heightened standard.  The responsibilities of our Compensation Committee include:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•
determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

The Compensation Committee met once in 2020.

Audit Committee

Our Audit Committee currently consists of Mr. John E. Taylor, Jr., Mr. Laurent Teitgen and Mr. Aharon Aran, with Mr. John E. Taylor, Jr. serving as chair. Ms. Lisbeth McNabb is being nominated to be elected as a full voting member of our Board of Directors at the Annual General Meeting. Subject to Ms. McNabb’s election, she will serve as a member of the Audit Committee and will chair the committee. Upon Ms. McNabb’s addition to the Audit Committee, Mr. Aran intends to resign from his position as an Audit Committee member. The Audit Committee consists (and will continue to consist upon the election of Ms. McNabb) exclusively of members of our Board of Directors who are financially literate, and Mr. John E. Taylor, Jr. is considered an “audit committee financial expert” as defined by the SEC. Our Board of Directors has determined that Mr. John E. Taylor, Jr., Mr. Laurent Teitgen and Ms. Lisbeth McNabb meet the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The Audit Committee is governed by a charter that complies with Nasdaq rules. The responsibilities of our Audit Committee include:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to our board of directors on at least an annual basis;

•
reviewing and discussing with our board of directors and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The Audit Committee held no meetings in 2020, as the Company’s initial public offering took place in November 2020.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently consists of Mr. John E. Taylor, Jr. and Mr. Laurent Teitgen, with Mr. John E. Taylor, Jr. serving as chair. Ms. Lisbeth McNabb is being nominated to be elected as a full voting member of our Board of Directors at the Annual General Meeting. Subject to Ms. McNabb’s election, she will serve as a member of the Nominating and Corporate Governance Committee. The responsibilities of our Nominating and Corporate Governance Committee include:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to our board of directors as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board members; and

•
developing and recommending to our board of directors our rules governing the board of directors and code of business conduct, reviewing and reassessing the adequacy of such rules and recommending any proposed changes to our board of directors.

The Nominating and Corporate Governance Committee met once in 2020.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Annual General Meeting other than those set forth above. If any other matters do properly come before the Annual General Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, or the chair of any committee of the Board of Directors by writing to them at the following address:

NeoGames S.A.
Société anonyme
5, rue de Bonnevoie
L-1260 Luxembourg
Attn: Mr. Raviv Adler, CFO

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Chief Financial Officer and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the Annual General Meeting must comply with the requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s Annual Report, filed on Form 20-F with the SEC on April 16, 2021, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at https://ir.neogames.com/financials/sec-filings. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Luxembourg April 29, 2021	By order of the Board of Directors: /s/ John E. Taylor, Jr. Chairman of the Board